UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2023)” AND “(2) EARNINGS FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2023 (FISCAL 2022).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:      May 13, 2022

May 13, 2022
Sumitomo Mitsui Financial Group, Inc.
Consolidated financial results for the fiscal year ended March 31, 2022
<Under Japanese GAAP>

Head office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock exchange listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
URL: https://www.smfg.co.jp/english/
President: Jun Ohta
Date of ordinary general meeting of shareholders: June 29, 2022 Date of payment of year-end dividends: June 30, 2022
Annual securities report (Yukashoken hokokusho) issuing date: June 22, 2022
Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the fiscal year ended March 31, 2022)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2022	¥4,111,127	5.4%	¥1,040,621	46.4%	¥706,631	37.8%
Fiscal year ended March 31, 2021	3,902,307	(15.0)	711,018	(23.7)	512,812	(27.1)

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2022: ¥561,887 million [(61.6)%] (b) for the fiscal year ended March 31, 2021: ¥1,465,014 million [292.8%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2022	¥515.51	¥ 515.30	5.9%	0.4%	25.3%
Fiscal year ended March 31, 2021	374.26	374.08	4.6	0.3	18.2

     Note:      Equity in gains (losses) of affiliates:

   (a) for the fiscal year ended March 31, 2022: ¥28,511 million            (b) for the fiscal year ended March 31, 2021: ¥24,972 million

(2) Financial position	(Millions of yen, except per share data and percentages)
	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2022	¥ 257,704,625	¥ 12,197,331	4.7%	¥ 8,825.53
As of March 31, 2021	242,584,308	11,899,046	4.9	8,629.73

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2022: ¥12,098,215 million (b) as of March 31, 2021: ¥11,826,418 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2022	¥ 1,545,423	¥ (2,406,810)	¥ (485,338)	¥ 65,832,072
Fiscal year ended March 31, 2021	18,795,951	(7,679,878)	(562,580)	66,811,212

2. Dividends on common stock	(Millions of yen, except per share data and percentages)
	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year
ended March 31, 2021	¥ —	¥ 95	¥ —	¥ 95	¥190	¥260,381	50.8%	2.3%
ended March 31, 2022	—	105	—	105	210	287,872	40.7	2.4
ending March 31, 2023 (forecast)	—	110	—	110	220		40.6%

Notes:	1.

Dividend payout ratio = (Total dividends on common stock / Profit attributable to owners of parent) X 100

The Board of Directors resolved on November 12, 2021 to repurchase its own shares, and dividend payout ratio for the fiscal year ending March 31, 2023 (forecast) is taking into account the impact of repurchase of its own shares.

	2.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2}X 100

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2023)

	(Millions of yen, except per share data and percentage)
	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2023	¥730,000	3.3%	¥542.42

Note:

Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of March 31, 2022. The Board of Directors resolved on November 12, 2021 to repurchase its own shares, and the number of issued common stocks (excluding treasury stocks) is taking into account the impact of repurchase of its own share.

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	Yes
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

Note: For more details, see page 2 “I. Matters related to summary information (Note).”

(3) Number of shares issued (common stocks)

	As of March 31, 2022	As of March 31, 2021
(a) Number of shares issued (including treasury stocks)	1,374,362,102 shares	1,374,040,061 shares
(b) Number of treasury stocks	3,542,321 shares	3,612,302 shares

	Fiscal year ended March 31, 2022	Fiscal year ended March 31, 2021
(c) Average number of shares issued in the year	1,370,737,664 shares	1,370,213,741 shares

Note: Number of shares used in calculating “Earnings per share” (on a consolidated basis) is reported on page 15 “(Per share data)”.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2022)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2022	¥ 616,052	27.4%	¥ 403,398	40.0%	¥ 393,006	40.7%	¥ 395,167	40.1%
ended March 31, 2021	483,459	(42.0)	288,137	(54.9)	279,402	(55.6)	281,966	(55.7)

	Earnings per share		Earnings per share (diluted)
Fiscal year ended March 31, 2022	¥288.29		¥288.17
ended March 31, 2021	205.78		205.68
Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position					(Millions of yen, except per share data and percentages)
	Total assets		Net assets		Net assets ratio		Net assets per share
As of March 31, 2022	¥ 16,253,088		¥ 6,105,832		37.6%		¥ 4,453.07
As of March 31, 2021	15,025,382		5,983,656		39.8		4,364.96
Note: Stockholders’ equity
(a) as of March 31, 2022: ¥6,104,357 million (b) as of March 31, 2021: ¥5,981,865 million

[Note on audit procedures]

This report is out of the scope of the audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2022 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Matters related to summary information (Note)

Changes in accounting policies due to application of new or revised accounting standards

Application of Accounting Standard for Revenue Recognition etc.

The Company applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) etc. from the beginning of the fiscal year ended March 31, 2022, and has recognized revenue in an amount expected to be earned in exchange for goods or services at the time when controls of the promised goods or services are transferred to customers.

As for the application of Accounting standards for Revenue Recognition etc., in accordance with transitional treatment stipulated in the proviso of Paragraph 84 of “Accounting Standard for Revenue Recognition,” the cumulative effects by the retroactive application of the new accounting policy previous to the beginning of the fiscal year ended March 31, 2022 are adjusted to “Retained earnings” of the beginning of the fiscal year ended March 31, 2022.

As a result, “Retained earnings” decreased by ¥8,502 million at the beginning of the fiscal year ended March 31, 2022.

Sumitomo Mitsui Financial Group, Inc.

II. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2022 (fiscal 2021)

(1)	Operating results

In fiscal 2021, net business profit increased by ¥68.9 billion year-on-year to ¥1,152.9 billion. The primary reasons were increase in profit of 3 Business Units related to customer service due to the recovery of corporate activities both in domestic and overseas markets, and the depreciation of yen, despite the decrease of profit in Global Markets Business Unit due to the decrease in gains on sales of bonds.

Total credit cost decreased by ¥86.1 billion year-on-year to ¥274.4 billion, due to the reversal of reserve recorded in the previous consolidated fiscal year, despite the recording of reserve for large obligors, and the recording of reserve based on the situation in Russia and Ukraine.

As a result, ordinary profit increased by ¥329.6 billion year-on-year to ¥1,040.6 billion.

In addition, profit attributable to owners of parent increased by ¥193.8 billion year-on-year to ¥706.6 billion, because impairment losses on fixed assets were recognized at SMBC and SMBC Trust Bank Ltd.

Consolidated		(Billions of yen)

	Fiscal year ended March 31, 2022	Change from the fiscal year ended March 31, 2021
Net business profit	¥ 1,152.9	¥ 68.9
Gross profit	2,945.5	139.3
General and administrative expenses	(1,821.1)	(74.0)
Equity in gains of affiliates	28.5	3.5
Total credit cost	(274.4)	86.1
Ordinary profit	1,040.6	329.6
Profit attributable to owners of parent	706.6	193.8

SMBC non-consolidated
Banking profit *	¥ 721.9	¥ 56.8
Gross banking profit	1,579.2	97.5
Expenses (excluding non-recurring losses)	(857.2)	(40.7)
Total credit cost	(161.1)	81.6
Ordinary profit	746.0	309.9
Net income	546.3	208.3

* Banking profit (before provision for general reserve for possible loan losses)

(2)	Earnings forecast for the fiscal year ending March 31, 2023 (fiscal 2022)

Earnings forecast for profit attributable to owners of parent is expected to amount to ¥ 730.0 billion.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial position as of March 31, 2022

(1)	Assets and liabilities

Total assets as of March 31, 2022 were ¥257,704.6 billion, a year-on-year increase of ¥15,120.3 billion.

As for major account balances, loans and bills discounted increased by ¥5,701.3 billion to ¥90,834.1 billion year-on-year and deposits increased by ¥6,559.3 billion to ¥148,585.5 billion year-on-year.

(2)	Net assets

Net assets were ¥12,197.3 billion, a year-on-year increase of ¥298.3 billion. Stockholders’ equity within net assets was ¥9,938.6 billion, a year-on-year increase of ¥425.2 billion due to the contribution of profit attributable to owners of parent and the payment of cash dividends.

(3)	Cash flows

The Company generated ¥1,545.4 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, a year-on-year decrease in cash flows of ¥17,250.5 billion, used ¥2,406.8 billion in cash flows from investing activities including purchases and sale of securities and tangible fixed assets, a year-on-year increase in cash flows of ¥5,273.1 billion, and used ¥485.3 billion in cash flows from financing activities including payment of dividends, a year-on-year increase in cash flows of ¥77.2 billion. Consequently, cash and cash equivalents amounted to ¥65,832.1 billion, a year-on-year decrease of ¥979.1 billion.

III. Basic approach to the selection of accounting standards

The Company selects Japanese GAAP as our accounting standards.

Since American depository receipts (ADRs) of the Company are listed on the New York Stock Exchange, the Company separately prepares consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and the Company is considering the possibility of application of IFRS in the future.

Sumitomo Mitsui Financial Group, Inc.

IV. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31,	2021	2022
Assets:
Cash and due from banks	¥72,568,875	¥74,792,123
Call loans and bills bought	2,553,463	1,965,134
Receivables under resale agreements	5,565,119	6,035,507
Receivables under securities borrowing transactions	5,827,448	5,649,632
Monetary claims bought	4,665,244	5,370,377
Trading assets	6,609,195	7,351,878
Money held in trust	309	310
Securities	36,549,043	38,538,724
Loans and bills discounted	85,132,738	90,834,056
Foreign exchanges	2,173,189	2,812,104
Lease receivables and investment assets	236,392	228,608
Other assets	8,590,785	10,175,873
Tangible fixed assets	1,458,991	1,457,254
Assets for rent	465,147	456,108
Buildings	370,531	357,930
Land	457,920	449,380
Lease assets	23,589	24,018
Construction in progress	17,394	26,991
Other tangible fixed assets	124,408	142,824
Intangible fixed assets	738,759	898,817
Software	475,360	460,468
Goodwill	147,508	320,640
Lease assets	769	584
Other intangible fixed assets	115,120	117,123
Net defined benefit asset	565,534	623,045
Deferred tax assets	29,840	66,720
Customers’ liabilities for acceptances and guarantees	9,978,396	11,722,239
Reserve for possible loan losses	(659,017)	(817,784)

Total assets	¥242,584,308	¥257,704,625

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
March 31,	2021	2022
Liabilities:
Deposits	¥142,026,156	¥148,585,460
Negotiable certificates of deposit	12,570,617	13,069,796
Call money and bills sold	1,368,515	1,129,999
Payables under repurchase agreements	15,921,103	19,359,965
Payables under securities lending transactions	2,421,353	1,580,580
Commercial paper	1,686,404	1,866,366
Trading liabilities	5,357,649	6,377,968
Borrowed money	17,679,690	18,877,990
Foreign exchanges	1,113,037	1,216,893
Short-term bonds	585,000	442,000
Bonds	9,043,031	9,808,107
Due to trust account	2,321,223	2,443,873
Other liabilities	7,741,638	8,415,621
Reserve for employee bonuses	89,522	89,894
Reserve for executive bonuses	4,408	4,064
Net defined benefit liability	35,334	40,864
Reserve for executive retirement benefits	1,081	1,087
Reserve for point service program	24,655	25,000
Reserve for reimbursement of deposits	9,982	5,767
Reserve for losses on interest repayment	140,758	135,084
Reserves under the special laws	3,902	3,902
Deferred tax liabilities	532,193	275,570
Deferred tax liabilities for land revaluation	29,603	29,193
Acceptances and guarantees	9,978,396	11,722,239

Total liabilities	230,685,262	245,507,293

Net assets:
Capital stock	2,341,274	2,341,878
Capital surplus	693,205	693,664
Retained earnings	6,492,586	6,916,468
Treasury stock	(13,698)	(13,402)

Total stockholders’ equity	9,513,367	9,938,608

Net unrealized gains (losses) on other securities	2,094,605	1,632,080
Net deferred gains (losses) on hedges	14,723	(80,061)
Land revaluation excess	36,251	36,320
Foreign currency translation adjustments	40,390	450,143
Accumulated remeasurements of defined benefit plans	127,080	121,123

Total accumulated other comprehensive income	2,313,051	2,159,606

Stock acquisition rights	1,791	1,475
Non-controlling interests	70,836	97,641

Total net assets	11,899,046	12,197,331

Total liabilities and net assets	¥242,584,308	¥257,704,625

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31,	2021	2022
Ordinary income	¥3,902,307	¥4,111,127
Interest income	1,853,039	1,907,991
Interest on loans and discounts	1,367,726	1,367,464
Interest and dividends on securities	283,786	347,883
Interest on call loans and bills bought	11,896	15,563
Interest on receivables under resale agreements	10,056	6,166
Interest on receivables under securities borrowing transactions	4,407	1,068
Interest on deposits with banks	17,891	21,334
Interest on lease transactions	6,540	6,932
Interest on deferred payment	24,712	23,259
Other interest income	126,021	118,317
Trust fees	4,895	5,940
Fees and commissions	1,298,373	1,414,867
Trading income	199,647	101,293
Other operating income	365,761	369,898
Lease-related income	32,155	33,647
Other	333,606	336,250
Other income	180,589	311,136
Recoveries of written-off claims	12,850	13,552
Other	167,739	297,583
Ordinary expenses	3,191,288	3,070,505
Interest expenses	517,822	380,007
Interest on deposits	152,094	90,110
Interest on negotiable certificates of deposit	35,876	21,467
Interest on call money and bills sold	1,786	1,412
Interest on payables under repurchase agreements	7,097	5,872
Interest on payables under securities lending transactions	203	357
Interest on commercial paper	6,029	2,359
Interest on borrowed money	37,667	25,667
Interest on short-term bonds	63	10
Interest on bonds	204,509	212,920
Other interest expenses	72,492	19,829
Fees and commissions payments	204,352	215,332
Trading losses	—	130
Other operating expenses	193,354	259,015
Lease-related expenses	23,419	24,989
Other	169,935	234,026
General and administrative expenses	1,747,144	1,821,125
Other expenses	528,613	394,893
Provision for reserve for possible loan losses	233,875	180,004
Other	294,737	214,889

Ordinary profit	711,018	1,040,621

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2021	2022
Extraordinary gains	¥9,440	¥1,707
Gains on disposal of fixed assets	9,035	1,707
Reversal of reserve for eventual future operating losses from financial instruments transactions	—	0
Other extraordinary gains	404	—
Extraordinary losses	48,222	112,740
Losses on disposal of fixed assets	4,939	3,820
Losses on impairment of fixed assets	42,525	108,920
Provision for reserve for eventual future operating losses from financial instruments transactions	757	—

Income before income taxes	672,237	929,588

Income taxes-current	225,523	241,259
Income taxes-deferred	(69,177)	(26,724)

Income taxes	156,346	214,535

Profit	515,890	715,052

Profit attributable to non-controlling interests	3,077	8,421

Profit attributable to owners of parent	¥512,812	¥706,631

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31,	2021	2022
Profit	¥515,890	¥715,052
Other comprehensive income (losses)	949,124	(153,165)
Net unrealized gains (losses) on other securities	718,428	(460,361)
Net deferred gains (losses) on hedges	(82,494)	(112,631)
Foreign currency translation adjustments	80,177	381,076
Remeasurements of defined benefit plans	217,424	(6,865)
Share of other comprehensive income of affiliates	15,587	45,617

Total comprehensive income	1,465,014	561,887

Comprehensive income attributable to owners of parent	1,460,228	553,117
Comprehensive income attributable to non-controlling interests	4,785	8,770

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2021	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,339,964	¥692,003	¥6,336,311	¥(13,983)	¥9,354,296
Cumulative effects of changes in accounting policies			(41,849)		(41,849)
Restated balance	2,339,964	692,003	6,294,462	(13,983)	9,312,447
Changes in the fiscal year
Issuance of new stock	1,309	1,308			2,618
Cash dividends			(267,143)		(267,143)
Profit attributable to owners of parent			512,812		512,812
Purchase of treasury stock				(61)	(61)
Disposal of treasury stock		(65)		347	281
Changes in shareholders’ interest due to transaction with non-controlling interests		(106)			(106)
Decrease due to decrease in affiliates accounted for by the equity method			(48,054)		(48,054)
Reversal of land revaluation excess			574		574
Transfer from retained earnings to capital surplus		65	(65)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,309	1,202	198,123	285	200,920

Balance at the end of the fiscal year	¥2,341,274	¥693,205	¥6,492,586	¥(13,698)	¥9,513,367

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2021	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,371,407	¥82,257	¥36,878	¥(32,839)	¥(92,030)	¥1,365,673
Cumulative effects of changes in accounting policies
Restated balance	1,371,407	82,257	36,878	(32,839)	(92,030)	1,365,673
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Decrease due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	723,198	(67,533)	(627)	73,229	219,110	947,377

Net changes in the fiscal year	723,198	(67,533)	(627)	73,229	219,110	947,377

Balance at the end of the fiscal year	¥2,094,605	¥14,723	¥36,251	¥40,390	¥127,080	¥2,313,051

Sumitomo Mitsui Financial Group, Inc.

(Continued)

Year ended March 31, 2021	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥2,064	¥62,869	¥10,784,903
Cumulative effects of changes in accounting policies			(41,849)
Restated balance	2,064	62,869	10,743,054
Changes in the fiscal year
Issuance of new stock			2,618
Cash dividends			(267,143)
Profit attributable to owners of parent			512,812
Purchase of treasury stock			(61)
Disposal of treasury stock			281
Changes in shareholders’ interest due to transaction with non-controlling interests			(106)
Decrease due to decrease in affiliates accounted for by the equity method			(48,054)
Reversal of land revaluation excess			574
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(272)	7,967	955,071

Net changes in the fiscal year	(272)	7,967	1,155,992

Balance at the end of the fiscal year	¥1,791	¥70,836	¥11,899,046

Year ended March 31, 2022	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,341,274	¥693,205	¥6,492,586	¥(13,698)	¥9,513,367
Cumulative effects of changes in accounting policies			(8,502)		(8,502)
Restated balance	2,341,274	693,205	6,484,083	(13,698)	9,504,865
Changes in the fiscal year
Issuance of new stock	603	603			1,207
Cash dividends			(274,127)		(274,127)
Profit attributable to owners of parent			706,631		706,631
Purchase of treasury stock				(74)	(74)
Disposal of treasury stock		(50)		370	320
Changes in shareholders’ interest due to transaction with non-controlling interests		(144)			(144)
Reversal of land revaluation excess			(68)		(68)
Transfer from retained earnings to capital surplus		50	(50)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	603	459	432,384	296	433,743

Balance at the end of the fiscal year	¥2,341,878	¥693,664	¥6,916,468	¥(13,402)	¥9,938,608

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2022	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥2,094,605	¥14,723	¥36,251	¥40,390	¥127,080	¥2,313,051
Cumulative effects of changes in accounting policies
Restated balance	2,094,605	14,723	36,251	40,390	127,080	2,313,051
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(462,524)	(94,785)	68	409,753	(5,957)	(153,444)

Net changes in the fiscal year	(462,524)	(94,785)	68	409,753	(5,957)	(153,444)

Balance at the end of the fiscal year	¥1,632,080	¥(80,061)	¥36,320	¥450,143	¥121,123	¥2,159,606

	Millions of yen
Year ended March 31, 2022	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,791	¥70,836	¥11,899,046
Cumulative effects of changes in accounting policies			(8,502)
Restated balance	1,791	70,836	11,890,544
Changes in the fiscal year
Issuance of new stock			1,207
Cash dividends			(274,127)
Profit attributable to owners of parent			706,631
Purchase of treasury stock			(74)
Disposal of treasury stock			320
Changes in shareholders’ interest due to transaction with non-controlling interests			(144)
Reversal of land revaluation excess			(68)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(316)	26,805	(126,955)

Net changes in the fiscal year	(316)	26,805	306,787

Balance at the end of the fiscal year	¥1,475	¥97,641	¥12,197,331

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31,	2021	2022
Cash flows from operating activities:
Income before income taxes	¥672,237	¥929,588
Depreciation	207,815	222,298
Losses on impairment of fixed assets	42,525	108,920
Amortization of goodwill	19,365	19,618
Net (gains) losses on step acquisitions	(404)	—
Equity in (gains) losses of affiliates	(24,972)	(28,511)
Net change in reserve for possible loan losses	177,227	120,415
Net change in reserve for employee bonuses	15,158	(2,422)
Net change in reserve for executive bonuses	1,061	(344)
Net change in net defined benefit asset and liability	(335,174)	(51,782)
Net change in reserve for executive retirement benefits	(235)	6
Net change in reserve for point service program	(1,920)	344
Net change in reserve for reimbursement of deposits	5,294	(4,214)
Net change in reserve for losses on interest repayment	(2,132)	(5,673)
Interest income	(1,853,039)	(1,907,991)
Interest expenses	517,822	380,007
Net (gains) losses on securities	(174,302)	(167,239)
Net (gains) losses from money held in trust	(0)	(0)
Net exchange (gains) losses	(398,722)	(645,090)
Net (gains) losses from disposal of fixed assets	(4,096)	2,113
Net change in trading assets	578,416	(350,069)
Net change in trading liabilities	(223,323)	454,445
Net change in loans and bills discounted	(2,316,636)	(4,730,989)
Net change in deposits	14,626,281	5,587,551
Net change in negotiable certificates of deposit	2,388,038	463,396
Net change in borrowed money (excluding subordinated borrowings)	2,454,998	906,048
Net change in deposits with banks	(10,577)	(2,667,375)
Net change in call loans and bills bought and others	1,377,379	(128,064)
Net change in receivables under securities borrowing transactions	(822,344)	177,815
Net change in call money and bills sold and others	364,533	2,956,428
Net change in commercial paper	307,253	99,900
Net change in payables under securities lending transactions	35,745	(840,773)
Net change in foreign exchanges (assets)	(110,014)	(626,264)
Net change in foreign exchanges (liabilities)	(353,210)	99,792
Net change in lease receivables and investment assets	(3,878)	26,248
Net change in short-term bonds (liabilities)	206,000	(143,000)
Issuance and redemption of bonds (excluding subordinated bonds)	(97,531)	210,858
Net change in due to trust account	509,868	122,649
Interest received	1,909,880	1,917,652
Interest paid	(559,951)	(383,080)
Other, net	(189,032)	(303,148)

Subtotal	18,935,404	1,820,065

Income taxes paid	(139,452)	(274,642)

Net cash provided by (used in) operating activities	18,795,951	1,545,423

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2021	2022
Cash flows from investing activities:
Purchases of securities	(41,807,504)	(36,938,512)
Proceeds from sale of securities	17,221,557	18,619,631
Proceeds from redemption of securities	17,208,608	16,426,401
Purchases of money held in trust	(0)	(1)
Proceeds from sale of money held in trust	44	0
Purchases of tangible fixed assets	(145,946)	(92,592)
Proceeds from sale of tangible fixed assets	26,434	1,180
Purchases of intangible fixed assets	(178,765)	(195,596)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(4,305)	(227,321)

Net cash provided by (used in) investing activities	(7,679,878)	(2,406,810)

Cash flows from financing activities:
Repayment of subordinated borrowings	—	(15,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	194,103	184,048
Redemption of subordinated bonds and bonds with stock acquisition rights	(488,640)	(380,065)
Dividends paid	(267,119)	(274,058)
Proceeds from issuance of common stock to non-controlling stockholders	100	68
Dividends paid to non-controlling stockholders	(1,244)	(628)
Purchases of treasury stock	(61)	(74)
Proceeds from disposal of treasury stock	281	320
Purchases of stocks of subsidiaries not resulting in change in scope of consolidation	0	—
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation	—	51

Net cash provided by (used in) financing activities	(562,580)	(485,338)

Effect of exchange rate changes on cash and cash equivalents	159,912	367,584

Net change in cash and cash equivalents	10,713,405	(979,140)

Cash and cash equivalents at the beginning of the fiscal year	56,097,807	66,811,212

Cash and cash equivalents at the end of the fiscal year	¥66,811,212	¥65,832,072

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on going concern)

     Not applicable.

(Segment information)

1.	Information on profit and loss amount by reportable segment

	Millions of yen
Fiscal year ended March 31, 2022	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥707,500	¥1,146,900	¥872,000	¥390,600	¥(171,495)	¥2,945,505
General and administrative expenses	(303,600)	(935,500)	(461,300)	(92,300)	(28,425)	(1,821,125)
Others	65,800	3,500	20,500	39,800	(101,089)	28,511

Consolidated net business profit	¥469,700	¥214,900	¥431,200	¥338,100	¥(301,010)	¥1,152,890

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2022	Millions of yen
Consolidated net business profit	¥1,152,890
Other ordinary income (excluding equity in gains of affiliates)	282,625
Other ordinary expenses	(394,893)

Ordinary profit on consolidated statements of income	¥1,040,621

Note: Figures shown in the parenthesis represent the loss.

Sumitomo Mitsui Financial Group, Inc.

(Per share data)

As of and year ended March 31, 2022	Yen
Net assets per share	¥8,825.53
Earnings per share	515.51
Earnings per share (diluted)	515.30

(Notes)

1. Earnings per share and earnings per share (diluted) are calculated based on the followings:

Year ended March 31, 2022	Millions of yen, except number of shares
Earnings per share
Profit attributable to owners of parents	¥706,631
Amount not attributable to common stockholders	—
Profit attributable to owners of parents attributable to common stock	706,631
Average number of common stock during the fiscal year (in thousands)	1,370,737

Earnings per share (diluted)
Adjustment for profit attributable to owners of parents	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—
Increase in number of common stock (in thousands)	561
Stock acquisition rights (in thousands)	561
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2022	Millions of yen, except number of shares
Net assets	¥12,197,331
Amount excluded from Net assets	99,116
Stock acquisition rights	1,475
Non-controlling interests	97,641
Net assets attributable to common stock at the fiscal year-end	12,098,215
Number of common stock at the fiscal year-end used for the calculation of Net assets per share (in thousands)	1,370,819

(Significant subsequent events)

Not applicable.